COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

October 5, 2018

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Insurance Trust (the Registrant)

Variable Portfolio – Managed Risk Fund

Variable Portfolio – Managed Risk U.S. Fund

Variable Portfolio – Managed Volatility Conservative Fund

Variable Portfolio – Managed Volatility Conservative Growth Fund

Variable Portfolio – Managed Volatility Growth Fund

Variable Portfolio – U.S. Flexible Conservative Growth Fund

Variable Portfolio – U.S. Flexible Growth Fund

Variable Portfolio – U.S. Flexible Moderate Growth Fund

(collectively, the Funds)

Post-Effective Amendment No. 79

File Nos. 033-14954 /811-05199

Dear Mr. Cowan:

The Registrant is filing Post-Effective Amendment No. 79 (the Amendment) pursuant to Rule 485(a)(1) of the Securities Act of 1933 (the “1933 Act”) for the purpose of adding a new share class (Class 1) to the Funds. Please note, this filing supersedes Registrant’s Post-Effective Amendment No. 78 filed on August 29, 2018 on behalf of Variable Portfolio – Managed Volatility Growth Fund for the purpose of adding Class 1. Also please note that the combined prospectus for the Funds referenced above includes information for Variable Portfolio – Managed Volatility Moderate Growth Fund (a series of Columbia Funds Variable Series Trust II), which is not part of this submission.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all disclosure in the prospectus and Statement of Additional Information other than that which describes the new share class features and eligibility is identical or substantially similar to that found in prior filings of the Registrant.

No fees are required in connection with the Amendment filing.

If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro Assistant Secretary
Columbia Funds Variable Insurance Trust